

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2008

Mr. Fred W. Brackebusch
President
New Jersey Mining Company
89 Appleberg Road
Kellogg, ID 83837

> **Re:** **New Jersey Mining Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 0-28837**

Dear Mr. Brackebusch:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief